Integrated Media Technology Limited Release of Year 2018 Audited Financial Results

Australia, Hong Kong, New York, May 15, 2019, Integrated Media Technology Limited (NASDAQ: IMTE) (“IMTE” or the “Company” or the “Group”), announces the release of its audited financial results for the year ending December 31, 2018. The full text of the Company’s Form 20-F for the year ended December 31, 2018 can be found on the Investors section of the Company’s website at www.imtechltd.com.

Highlights of Financial Results

Year ended December 31, 2018	FY 2018 (A$)	FY 2017 (A$)
Revenue	1,324,406	5,762,711
EBITDA	(13,937,508)	3,633,685
Net (Loss)/Profit after Tax	(16,843,223)	1,692,666
Basic and Diluted EPS	(59.3) cents	64 cents

Revenue from operating activities decreased 77% from A$5,762,711 in 2017 to A$1,324,406 in 2018. IMTE’s net loss was A$16,843,223 for the year ended December 31, 2018 as compared to A$1,692,666 reported in the same period for 2017.

The decrease in revenue was primarily attributable to the decline in sales of 3D digital mobile phones and tablets, 3D conversion super-workstation, 3D technology solutions, and 3D displays when compared to 2017. For the year ended December 31, 2018, the 3D display products encountered manufacturing setbacks with the Company’s contract manufacturer, which limited commercial production for 3D display products. Going forward, IMTE has identified a major contract manufacturer for 3D display manufacturing with better manufacturing process and quality control. In addition to ongoing business development activities, IMTE will focus on the sale of autostereoscopic displays and video walls in 2019 .

Operating expenses increased from A$6,100,119 in 2017 to A$19,760,582 in 2018, which primarily resulted from a non-cash A$9,953,311 impairment loss on goodwill. Additionally, an increase of A$1,276,298 in finance costs were recorded that were related to interest charges on the liability owed to the holding company, and an increase in sales, general, and administrative costs of A$1,445,030, which were attributable to increased legal fees associated with ongoing corporate development and marketing activities during the year.

Included in the loss for the year ended December 31, 2018 was a gain of A$709,543 as a result in the fair value change in derivative financial instruments in relation to put options granted by the Company on convertible bonds issued by its subsidiary Marvel Digital Limited and a gain of A$608,995 from the disposal of subsidiaries, whereas in 2017 there was a fair value change on contingent consideration liabilities of A$3,953,537.

Mr. Herbert Ying Chiu Lee (“Mr. Lee”), Chairman of IMTE, commented: “Overall, 2018 was a disappointing year as the Company recorded a significant loss compared to a profit in 2017. We remain focused on the market for 3D autostereoscopic displays across multiple industries such as media and advertising. In 2019, the Company will focus on 3D autostereoscopic displays and video walls for the advertising industry. In the second half of 2019, IMTE will work towards business development activities in polymer dispersed liquid crystal film (“Conductive Film”) markets. This is a whole new market opportunity for IMTE.”

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE

Mr. Lee concluded: “Our technical team is researching a solution to use a third-generation conductive barrier film technologies on laminated glass panels (large glass pane windows) that can be used as digital advertising boards and to normal transparent glass when the display advertising images are not in use. The cost of this advanced technology is much less than the current technology used for video wall display. If IMTE is successful in developing our “glasses-free 3D” conductive barrier film solution for large glass pane windows, this will have significant positive impact to our business, as the advertising effect and associated cost factors far exceed the conventional digital signage model. We look forward to updating our shareholders as IMTE moves forward with its development.”

IMTE has filed the Form 20-F in relation to the release of the Company’s financial results for the year ended December 31, 2018 on the Nasdaq Capital Markets. This can be found on the Company's (www.imtechltd.com) and the Nasdaq's website (www.nasdaq.com).

About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet, and TV on a cloud-bases platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948 NASDAQ: IMTE